Exhibit 99.1

Reitar Logtech Holdings Limited Announces Receipt of Nasdaq Minimum Bid Price Notice

Hong Kong, March 31, 2026 — Reitar Logtech Holdings Limited (Nasdaq: RITR) (the “Company”) today announced that on March 26, 2026, it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2), as the closing bid price of the Company’s ordinary shares was below US$1.00 per share for the last 30 consecutive business days. The notification has no immediate effect on the listing or trading of the Company’s Class A ordinary shares, which will continue to trade on the Nasdaq Capital Market under the symbol “RITR”.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a compliance period of 180 calendar days, or until September 22, 2026, to regain compliance. If at any time during this compliance period the closing bid price of the Company’s Class A ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed.

If the Company does not regain compliance by September 22, 2026, the Company may be eligible for an additional 180-calendar day compliance period, subject to Nasdaq’s determination that the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, other than the minimum bid price requirement, and provided that the Company notifies Nasdaq of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its Class A ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding Class A ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the Company’s intentions, expectations and plans to regain compliance with Nasdaq’s continued listing requirements. These forward-looking statements are based on current expectations and involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

Contact:

Investor Relations

Reitar Logtech Holdings Limited

Unit 801, 8/F, Tower 2, The Quayside,

77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong